UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   James S. Crown
   Henry Crown and Company
222 North LaSalle Street
Suite 2000
   IL, Chicago 60601
2. Issuer Name and Ticker or Trading Symbol
   BANK ONE CORPORATION (ONE)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Day/Year
   4/1/2003
5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security|2.    |2A.   |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                    |Trans-|Exec- |Trans |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                    |action|ution |action|                                  |  Beneficially     |(D)or |                           |
                    |      |      |    | |                  | A/|           |  Owned Following  |Indir |                           |
                    |Date  | Date |Code|V|    Amount        | D |    Price  |  Reported Trans(s)|ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock        |      |      |    | |                  |   |           |74289              |D     |                           |
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Common Stock        |      |      |    | |                  |   |           |1172063            |I     |See Footnote 01 1          |
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Common Stock        |      |      |    | |                  |   |           |250300             |I     |See Footnote 02 2          |
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Common Stock        |      |      |    | |                  |   |           |42905              |I     |See Footnote 03 3          |
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Common Stock        |      |      |    | |                  |   |           |107811             |I     |See Footnote 04 4          |
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Common Stock        |      |      |    | |                  |   |           |3269               |I     |See Footnote 05 5          |
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Common Stock        |      |      |    | |                  |   |           |6634               |I     |See Footnote 06 6          |
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Common Stock        |      |      |    | |                  |   |           |667146             |I     |See Footnote 07 7          |
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Common Stock        |      |      |    | |                  |   |           |221433             |I     |See Footnote 08 8          |
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Common Stock        |      |      |    | |                  |   |           |77794              |I     |See Footnote 09 9          |
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Common Stock        |      |      |    | |                  |   |           |5000               |I     |See Footnote 10 10         |
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Common Stock        |      |      |    | |                  |   |           |10000              |I     |See Footnote 11 11         |
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Common Stock        |      |      |    | |                  |   |           |1517820            |I     |See Footnote 12 12         |
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Common Stock        |      |      |    | |                  |   |           |155004             |I     |See Footnote 13 13         |
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Common Stock        |      |      |    | |                  |   |           |6385               |I     |See Footnote 14 14         |
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Common Stock        |      |      |    | |                  |   |           |4560465            |I     |See Footnote 15 15         |
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Common Stock        |      |      |    | |                  |   |           |6634               |I     |See Footnote 16 16         |
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Common Stock        |      |      |    | |                  |   |           |1753               |I     |See Footnote 17 17         |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of   |2.Con-  |3.     |3A.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Derivative |version |Trans- |Deemed|Trans-| rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
  Security   |or Exer |action |      |action| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
             |cise    |       |Execu-|      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
             |Price of|       |ution |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
             |Deriva- |       |      |      |               |Date |Expir|                    |       |ficially    |Ind|            |
             |tive    |       |      |      |           | A/|Exer-|ation|   Title and Number |       |Owned Follow|ire|            |
             |Secu-   |(Month/|(Month|    | |           | D |cisa-|Date |   of Shares        |       |ing Reported|ct |            |
             |rity    |Day/   |/Day/ |Code|V|  Amount   |   |ble  |     |                    |       |Trans-      |(I)|            |
             |        |Year)  |Year) |    | |           |   |     |     |                    |       |action(s)   |   |            |
___________________________________________________________________________________________________________________________________|
Stock Units  |18      |4/1/ 20|      |A   | |542        |A  |18   |18   |Common Stock|542    |34.62  |31082       |D  |            |
             |        |03     |      |18  | |           |   |     |     |            |       |       |            |   |            |
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             |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
1. Owned by a partnership of which a corporation of which Reporting Person is a director, officer and shareholder and a trust of which Reporting Person is a beneficiary are partners. (Areljay, L.P.).
2. Owned by a partnership of which the Reporting Person is a partner (Crown Fund II).
3. Owned by a trust of which Reporting Person is a beneficiary (Edward Crown Income Charitable Fund).
4. Owned by a trust of which Reporting Person is a beneficiary (Edward Memorial Trust).
5. Owned by a trust of which one of Reporting Person's children is a beneficiary (HCC Trust).
6. Owned by a trust of which one of Reporting Person's children is a beneficiary (HCC Trust No. 1).
7. Owned by a partnership of which Reporting Person is a partner (Henry Crown and Company (Not Incorporated)).
8. Owned by a trust of which Reporting Person is a beneficiary (Henry Crown Grandchildren Trust).
9. Owned by a trust of which Reporting Person is a beneficiary (Henry Crown Trust).
10. Owned by a trust of which Reporting Person is a beneficiary (James S. Crown 65 Trust).
11. Owned by a trust of which Reporting Person is a beneficiary (James S. Crown Trust).
12. Owned by a partnership, Pines Trailer Limited Partnership, of which a corporation of which Reporting Person is a shareholder and a partnership of which Reporting Person is a partner are partners.
13. Owned by a trust of which Reporting Person is a co-trustee and a beneficiary (Rebecca K. Crown Income Charitable Fund).
14. Owned by Reporting Person's wife.
15. Owned by a partnership of which Reporting Person is a partner (The Crown
Fund).
16. Owned by a trust of which one of Reporting Person's children is a beneficiary (VSC Trust No. 1)
17. Owned by a trust of which one of Reporting Person's children is a beneficiary (WAHC Trust No. 1).
18. Stock units granted under the Corporation's Director Stock Plan. Each unit represents the right to receive a share of the Corporation's common stock after Reporting Person's retirement, on a 1 for 1 basis, and dividend equivalent rights which will be reinvested in additional stock units.
SIGNATURE OF REPORTING PERSON
James S. Crown
JAMES S. CROWN                                                By: Laurence
Goldman, Attorney-in-Fact